SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           SCHEDULE 13D (Amendment No. 1)
                   Under the Securities Exchange Act of 1934

                        Trans Global Services, Inc.
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                            (Name of Issuer)

                      Common Stock, $0.01 Par Value
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                      (Title of Class of Securities)

                              892916-503
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                             (CUSIP Number)

                          David M. Bovi, Esquire
                            David M. Bovi, P.A.
                      319 Clematis Street, Suite 812
                      West Palm Beach, Florida 33401
                             (561) 655-0665
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      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                                April 6, 2000
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           (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of section section 240.13d-1(e),
240.13d-1(f) or 240.13d.-1(g), check the following box [   ].

               NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

               * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

<PAGE 2>

CUSIP No. 892916-503
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 1)  Names  of Reporting  Persons/ I.R.S.  Identification  Nos. of Above
     Persons (entities only):

                Louis Sitaras
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 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
        (b)

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 3)  SEC  Use  Only

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 4)  Sources  of  Funds  (See  Instructions):     PF
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 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)

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 6)  Citizenship  or  Place  of  Organization:        U.S.

 Number of          (7)  Sole Voting Power:         50,000
 Shares Bene-
 ficially           (8)  Shared Voting Power          -0-
 Owned by
 Each Report-       (9)  Sole Dispositive Power:    50,000
 ing Person
 With              (10) Shared Dispositive Power      -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   50,000

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

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13)  Percent  of Class  Represented  by  Amount  in Row (11):    1.9%*

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14)  Type  of  Reporting  Person  (See  Instructions):   IN
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          *Based upon 2,619,716  shares of Common Stock outstanding as reported in the Issuer's Form 10-K for the year ended December 31, 1999.

<PAGE 3>

           This  constitutes  Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned on March 6, 2000,(the "Schedule 13D"). This Amendment No. 1 amends or supplements the Schedule 13D as specifically set forth.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           As of May 3, 2000, the aggregate number and percentage of class of securities identified pursuant to Item 1 of the Schedule 13D beneficially owned by each person named in Item 2 of the Schedule 13D may be found in rows 11 and 13 of the cover pages.

           The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

           The following transactions in the class of securities reported on were effected by the persons named in this Item 5 during the past 60 days. All shares of Common Stock were sold in open market transactions.

Transaction Settlement Date        No. of Shares Sold         Price per Share
---------------------------       --------------------       ----------------
            March 3, 2000                 20,000                  $2.00

            March 8, 2000                 20,000                  $2.375

            March 21, 2000                10,000                  $2.375

            April 6, 2000                 50,000                  $1.250

            April 17, 2000                50,000                  $1.0312



        On April 6, 2000, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities reported on.

                                  SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2000


                 /s/Louis Sitaras
                 -----------------
                 Louis Sitaras